UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: December 20, 2012 to March 13, 2013

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
EXHIBIT INDEX

EX 99.1:	Total Farms into the Bokhtar PSC Area with a 33.335% Interest, Tajikistan
EX 99.2:	Total in Exclusive Negotiations on the Proposed Sale of TIGF to Snam, EDF and GIC, France
EX 99.3:	Total Enters Deep Offshore Exploration in Cyprus, Cyprus
EX 99.4:	Borealis Offers to Acquire GPN S.A., France
EX 99.5:	Total has received a firm offer from Borealis for its majority interest in Belgium’s Rosier S.A., Belgium
EX 99.6:	Total announces final 2012 dividend and director nominations for shareholder approval, France
EX 99.7:	2012 Results, France
EX 99.8:	Peugeot and Total prepare for the future with the technology demonstrator 208 HYbrid FE, France
EX 99.9:	Total resumes production from the Elgin/Franklin area in the UK North Sea, United Kingdom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 14, 2013	By:	/s/ Humbert de Wendel

		Name:	Humbert de WENDEL

		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Tajikistan: Total Farms into the Bokhtar PSC Area with a 33.335% Interest (February 5, 2013)

•	EXHIBIT 99.2: France: Total in Exclusive Negotiations on the Proposed Sale of TIGF to Snam, EDF and GIC (February 5, 2013)

•	EXHIBIT 99.3: Cyprus: Total Enters Deep Offshore Exploration in Cyprus (February 6, 2013)

•	EXHIBIT 99.4: France: Borealis Offers to Acquire GPN S.A. (February 6, 2013)

•	EXHIBIT 99.5: Belgium: Total has received a firm offer from Borealis for its majority interest in Belgium’s Rosier S.A. (February 6, 2013)

•	EXHIBIT 99.6: France: Total announces final 2012 dividend and director nominations for shareholder approval (February 12, 2013)

•	EXHIBIT 99.7: France: 2012 Results (February 13, 2013)

•	EXHIBIT 99.8: France: Peugeot and Total prepare for the future with the technology demonstrator 208 HYbrid FE (February 18, 2013)

•	EXHIBIT 99.9: United Kingdom: Total resumes production from the Elgin/Franklin area in the UK North Sea (March 11, 2013)